

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2022

Sharon Malka
Chief Executive Officer
MediWound Ltd.
42 Hayarkon Street
Yavne 8122745, Israel

> **Re: MediWound Ltd.**
> **Registration Statement on Form F-3**
> **Filed May 25, 2022**
> **File No. 333-265203**

Dear Ms. Malka:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Rosenberg